METALLA REPORTS RECORD 2025 FINANCIAL RESULTS HIGHLIGHTING
PORTFOLIO INFLECTION AND FUTURE CASH FLOW GROWTH

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA
NYSE American: MTA
March 26, 2026

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the year ended December 31, 2025. Metalla has also filed with the U.S. Securities and Exchange Commission (the "SEC") its SEC Annual Report on Form 40-F for the year ended December 31, 2025. The Form 40-F includes the Company's Annual Information Form, audited financial statements and management's discussion & analysis for the year ended December 31, 2025. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the year ended December 31, 2025, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Metalla shareholders may receive a hard copy of the Company's complete audited financial statements for the year ended December 31, 2025, free of charge, upon request. For further information please visit the Company website at https://www.metallaroyalty.com/financial-reports/.

Brett Heath, CEO of Metalla, commented, "2025 was a defining year for Metalla. Our portfolio reached an important inflection point, delivering record revenue, operating cash flow, and adjusted EBITDA. These results reflect the continued ramp-up of our producing assets and our strategic positioning towards high-quality, long-life royalties such as Côté and Gosselin. With a stronger balance sheet, improved cost of capital, and several development assets advancing toward production, we believe Metalla is well positioned for a meaningful step-change in cash flow and long-term shareholder value."

COMPANY HIGHLIGHTS

Key Company highlights during the year ended December 31, 2025, and subsequent period include:

  A record breaking 2025 fiscal year, recording revenue of $11.7 million, cash flow from operating activities of $4.4 million, and Adjusted EBITDA of $4.7 million (see Non-IFRS Financial Measures). All of which were annual records for the Company and represented a 100% increase to revenue, 271% increase to cash flow from operating activities, and a 228% increase to Adjusted EBITDA compared to the 2024 fiscal year. The Company also recorded a net loss of $4.2 million versus a net loss from 2024 of $5.5 million, and received or accrued payments on 3,436 Gold Equivalent Ounces (“GEOs”) (see Non-IFRS Financial Measures), which was a 38% increase compared to 2024;
  On February 19, 2026, First Quantum Minerals Ltd. ("First Quantum") announced the filing of an updated technical report for the Taca Taca project prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") with an effective date of December 31, 2025. The findings of the technical report support the development of Taca Taca as an open pit mine with an initial mine life of 35 years, initial processing capacity of 40 Mtpa with an expansion to 60 Mtpa in the fifth year of operations, Proven and Probable Mineral Reserves total 1,990 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,429 kt of copper and 5,532 koz gold, and Measured and Indicated Mineral Resources total 2,078 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,716 kt of copper and 5,715 koz gold;
  On February 17, 2026, IAMGOLD Corp. ("IAMGOLD") reported approximately 3,600 meters of drilling at the Gosselin deposit during the fourth quarter, for a total of 53,750 meters in 2025. The program was focused on converting a significant portion of Inferred Resources to the Indicated category. IAMGOLD announced that the results of the Gosselin exploration program will be included in an updated Mineral Reserve and Mineral Resource estimate in the second quarter of 2026, and will inform the planned updated technical report which will consider a larger scale gold mine with a conceptual mine plan targeting both the Côté and Gosselin zones over life of mine.  The updated technical report is expected to be completed by the end of 2026;
  On October 31, 2025, the Company completed the acquisition of a further 0.15% interest in the Côté-Gosselin Net Smelter Returns ("NSR") royalty for C$3.4 million, bringing Metalla's total ownership on the Côté-Gosselin NSR royalty to 1.50%;
  On October 21, 2025, Silver Storm Mining Ltd. ("Silver Storm") reported that rehabilitation activities had restarted at the previously operating La Parrilla mine complex, with engineers engaged and mobilized, long-lead items ordered for the sulphide circuit expansion to 1,250 tpd, and SRK Consulting retained to review the restart plan, targeting a potential restart of operations as early as the second quarter of 2026;
  On September 8, 2025, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") outlined a two-stage expansion at La Guitarra, which Sierra Madre expects to initially increase nameplate processing capacity from 500 tpd to approximately 750-800 tpd by Q2 2026, followed by a subsequent increase to approximately 1,200-1,500 tpd by Q3 2027 through the construction of a new dry-stack tailing facility and a secondary crushing circuit;

  On August 13, 2025, Hudbay Minerals Inc. ("Hudbay") announced a $600 million strategic investment from Mitsubishi Corporation ("Mitsubishi") for a 30% joint venture interest in Copper World. The contribution from Mitsubishi will consist of $420 million upon closing and a $180 million matching contribution payable no later than 18 months following the closing.  Mitsubishi will contribute 30% of the ongoing costs beginning August 31, 2025, and will participate in the funding of the definitive feasibility study as well as the final project design, project financing, and project construction for Copper World;
  On August 11, 2025, Equinox Gold Corp. ("Equinox") announced  that its Castle Mountain Mine Phase 2 Project ("Castle Mountain") has been accepted into the FAST-41 program ("FAST-41"). FAST-41 is a U.S. federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Acceptance into the program is expected to enhance regulatory certainty through a defined permitting schedule that may reflect reduced permitting timelines. Based on the permitting timeline posted to the FAST-41 project dashboard on August 8, 2025, the federal permitting process should be completed in December 2026;
  On June 26, 2025, the Company announced the release of its 2025 Asset Handbook outlining the Company's royalties and streams, as well as Mineral Reserve and Mineral Resource data for the underlying properties. The Asset Handbook is available on the Company's website; and
  On June 24, 2025, the Company entered into an agreement with the Bank of Montreal and National Bank Financial for a revolving credit facility (the "RCF") of up to $40.0 million with an accordion feature for an additional $35.0 million in availability, subject to the satisfaction of certain conditions. Concurrent with entering into the facility, the Company also fully repaid and retired a C$50.0 million convertible loan facility with Beedie Investments Ltd.

Key operating and financial metrics for the Company include:

	Year ended
	December 31,	December 31,
	2025	2024
Revenue from royalty interests(1)	$11,739	$5,882
Net loss	$(4,241)	$(5,476)
Adjusted EBITDA(2)	$4,656	$1,421
Total attributable GEOs(2)	3,436	2,481
Average realized price per attributable GEO(2)	$3,467	$2,411
Average cash cost per attributable GEO(2)	$10	$10
Operating cash margin per attributable GEO(2)	$3,457	$2,401

(1)  Includes fixed royalty payments.

(2) For the methodology used to calculate these measures including GEOs see Non-IFRS Financial Measures.

OUTLOOK

In 2026, the Company expects to receive or accrue payments on 3,500 to 4,500 attributable GEOs(1)(2). The lower end of the range reflects current operating assumptions and known constraints, while the upper end incorporates potential impact of improved grades, continued ramp-up of key assets, and contributions from new sources of cash flow. Primary sources of cash flows from royalties and streams for 2026 are expected to include Tocantinzinho, Wharf, Aranzazu, Endeavor, La Encantada, La Guitarra, and based on operator disclosures, the Company also expects to receive initial cash flows in 2026 from Amalgamated Kirkland and La Parrilla.

Attributable GEOs are expected to be weighted towards the second half of 2026, reflecting the timing of higher-grade production and the continued ramp up of key assets.

Achievement of guidance will be influenced by the following:

  Wharf deliveries are expected to be lower in the first half of 2026, with crushing capacity anticipated to be restored in the second quarter of 2026;
  Tocantinzinho deliveries are expected to be more heavily weighted to the second half of the year, as higher grade ore is scheduled to be mined under the mine plan;
  Deliveries from Endeavor are expected to increase progressively over the course of the year as operations continue to ramp up; and
  Relative price performance of gold versus other commodities and the resulting impact on GEO calculation.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) The pricing used to calculate the attributable GEOs include Gold $4,500/oz, Silver $75/oz, and Copper $5/lb.

ASSET UPDATES

Below are updates during the three months ended December 31, 2025, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On March 12, 2026, G Mining Ventures Corp. ("G Mining") provided its year-end Mineral Reserves and Resources at Tocantinzinho which consisted of Proven and Probable Reserves of 1.87 Moz of gold at a grade of 1.17 g/t contained in 49,784 kt, and Measured and Indicated Resources of 1.92 Moz gold at a grade of 1.25 g/t within 47,665 kt. G Mining also stated the 2026 exploration budget for Tocantinzinho is set at $8-10 million with the intent discovering the next deposit within the Tocantinzinho land package.

On January 20, 2026, G Mining provided its 2026 and 2027 operational outlook at Tocantinzinho, where it expects to produce 160-190 koz of gold in 2026, with approximately 62% of production expected in the second half of the year as higher-grade mineralization becomes available in accordance with the mine plan. Gold production in 2027 is expected to range between 200-235 koz of gold, driven by the contribution of a full year of higher-grade Phase 2 ore at Tocantinzinho.

On January 13, 2026, G Mining reported fourth quarter Tocantinzinho gold production of 47.3 koz and gold sales of 47.5 koz, for total full-year 2025 results of 172 koz produced and 172 koz sold.

Metalla accrued 357 GEOs from Tocantinzinho for the fourth quarter of 2025 and 1,293 GEOs for the 2025 fiscal year.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On February 18, 2026, Coeur Mining, Inc. ("Coeur") reported fourth-quarter gold production of 24.8 koz at Wharf. A fire incident occurred at Wharf's tertiary crusher in the fourth quarter of 2025, resulting in lower ore tonnes placed on the heap leach pads. Coeur added temporary crushing capacity to help mitigate the reduction, and it expects a new crushing system to be installed during the second quarter of 2026. Coeur also released its full-year 2026 guidance for Wharf, where it expects to produce 72-90 koz of gold with production expected to steadily increase throughout the year as crushing capacity is restored. Coeur also announced it expects to spend $10-$12 million on exploration in 2026.

On February 17, 2026, Coeur announced an updated technical report for Wharf that nearly doubled the mine life to approximately 12 years. Proven and Probable Mineral Reserves at Wharf increased by 65% to 1.25 Moz of gold at a grade of 0.71 g/t, contained within 55.1 Mt, and Measured and Indicated Resources of 61.8 Mt at 0.6 g/t for 1.19 Moz gold. Coeur stated that Wharf remains positioned for additional meaningful mine life extensions, with a total Inferred resource estimate of 72.9 Mt at 0.63 g/t for 1.49 Moz gold.

Metalla accrued 147 GEOs from Wharf for the fourth quarter of 2025 and 825 GEOs for the 2025 fiscal year.

Metalla holds a 1.0% GVR royalty on the gold produced at Wharf mine.

Aranzazu

On February 26, 2026, Aura Minerals Inc. ("Aura") reported fourth quarter production from Aranzazu of 18,878 GEOs (as defined by Aura), marking a 12% decrease over the third quarter of 2025, resulting mainly from metal prices as higher gold prices negatively impacted the conversion to GEOs (as defined by Aura). Aura stated that at constant prices, Aranzazu production was in line with Q2 2025 and 4% higher than Q3 2024.

Metalla accrued 156 GEOs from Aranzazu for the fourth quarter of 2025 and 678 GEOs for the 2025 fiscal year.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On March 9, 2026, Polymetals Resources Ltd. (“Polymetals”) Polymetals reported that mining of high-grade silver ore from the Upper North Lode at the Endeavor mine commenced in February, with stoping now underway and about 11,000 tonnes mined to date. Early production reconciliation from internal and third-party analysis indicates silver grades are materially higher than originally modelled, supported by confirmation of native silver in the ore. Polymetals also stated that, given the exceptional value of the Upper North Lode material, it plans to undertake a trial basis shipment of 30,000 tonnes of ore directly to a smelter to take advantage of highly attractive smelter terms and strong demand for silver. Direct shipment of ore has the potential to enhance realized metal value relative to concentrate production.

Metalla accrued 39 GEOs from Endeavor for the fourth quarter of 2025 and 272 GEOs for the 2025 fiscal year. Deliveries in the fourth quarter of 2025 were impacted by a fatal incident on site in October, which resulted in the temporary suspension of mining and surface operations.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

La Guitarra

On February 17, 2026, Sierra Madre provided an update on the planned expansion of the La Guitarra processing facility as part of its two-stage expansion at the La Guitarra silver-gold mine complex. Stage one is expected to increase processing capacity from 500 tpd to 750-800 tpd, with plant upgrades, tailings handling improvements, and equipment purchases already underway. Stage two is expected to increase processing capacity to 1,200-1,500 tpd by Q3 2027.

Metalla accrued 39 GEOs from La Guitarra for the third fourth of 2025 and 131 GEOs for the 2025 fiscal year.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On February 19, 2026, First Majestic Silver Corp. ("First Majestic") reported production of 32 oz of gold from La Encantada in the fourth quarter of 2025. First Majestic announced mining contractors were engaged at La Encantada and helped to accelerate development, bringing ore flow and development rates to budget levels during the quarter. During the quarter, one underground rig and one surface rig completed 1,863 meters of drilling on the property, where First Majestic is testing a new exploration target, La Esquina.

Metalla accrued 49 GEOs from La Encantada for the fourth quarter of 2025 and 122 GEOs for the 2025 fiscal year.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Côté-Gosselin

On October 31, 2025, Metalla completed the acquisition of the remaining 0.15% interest in the Côté-Gosselin NSR royalty for total consideration of C$3.4 million in cash from an arm's length seller. The acquisition increased Metalla's total royalty percentage to 1.5%. This acquisition further consolidates Metalla’s exposure to one of Canada’s largest and lowest-cost emerging gold districts.

On February 17, 2026, IAMGOLD reported approximately 3,600 meters of drilling at the Gosselin deposit during the fourth quarter, for a total of 53,750 meters in 2025. The program was focused on converting a significant portion of Inferred Resources to the Indicated category. IAMGOLD announced that the results of the Gosselin exploration program will be included in an updated Mineral Reserve and Mineral Resource estimate in the second quarter of 2026, and will inform the planned updated technical report which will consider a larger scale gold mine with a conceptual mine plan targeting both the Côté and Gosselin zones over life of mine. The updated technical report is expected to be completed by the end of 2026. IAMGOLD also reported gold production at Côté gold mine in the fourth quarter of 125 koz (on a 100% basis), and expects production at Côté Gold in 2026 to be in the 390 – 440 koz  (on a 100% basis). Continued ramp-up and planned expansion of the Côté operation are expected to support increasing gold production over time.

Metalla holds a 1.5% NSR royalty covering less than 10% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit, and covers substantially all of the Gosselin Mineral Resource estimate. The royalty provides limited exposure to the current Côté pit but significant leverage to the advancement and potential development of the Gosselin deposit.

Gurupi

On March 12, 2026, G Mining provided its year-end Mineral Reserves and Resources at Gurupi which consisted of Indicated Resources of 1.83 Moz gold at a grade of 1.31 g/t within 43,512 kt, and Inferred Resources of 0.77 Moz gold at a grade of 1.29 g/t within 18,518 kt. G Mining also stated the project continues to advance through technical studies with an updated Mineral Resource Estimate and a Preliminary Economic Assessment targeted for the second half of 2026.  The 2026 exploration budget at Gurupi totals $21 million, supporting resource definition drilling, resumption of regional exploration, and the advancement of the Environmental and Social Impact Assessment (EISA), which is expected to be filed in the second half of 2026.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi. The announced exploration and permitting initiatives are expected to further de-risk the project and support its transition toward development.

Del Toro

On December 17, 2025, Sierra Madre announced that it had entered into an agreement to acquire Del Toro from First Majestic Silver Corp. Sierra Madre stated that Del Toro is a fully permitted, past-producing underground silver-gold-lead mine with a 3,000 tonne per day flotation processing circuit that operated from 2013 to 2019. Sierra Madre expects to advance exploration and prepare an updated resource report, with the goal of commencing the mine restart process at Del Toro in mid-2027 and production in mid-2028, with the possibility of restarting Del Toro within a 12-month period if silver prices continue on an upward trajectory. Sierra Madre also announced that Del Toro hosts a historical Measured and Indicated Mineral Resource estimate consisting of 592 kt grading 398 g/t for 7.57 Moz silver-equivalent and a historical Inferred Mineral Resource estimate of 1.19 million tonnes grading 293 g/t for 11.8 Moz silver-equivalent.

Metalla holds a 2.0% NSR royalty on Del Toro.

La Parrilla

On February 26, 2026, Silver Storm reported that rehabilitation plans at La Parrilla were 50% complete with production restart expected in the second quarter of 2026. Work on the primary feed and crushing circuit is nearing completion, while the flotation circuit is advancing toward an increase in nominal processing capacity from 1,000 to 1,250 tonnes per day. Rehabilitation of the oxide circuit is also underway and is expected to be completed early in the second quarter of 2026. Work is also continuing in the milling area, including upgrades to the ball mills and related infrastructure.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Taca Taca

On February 19, 2026, First Quantum announced the filing of an updated technical report for the Taca Taca project prepared in accordance with NI 43-101, with an effective date of December 31, 2025. The findings of the technical report support the development of Taca Taca as an open pit mine with an initial processing capacity of 40 Mtpa with an expansion to 60 Mtpa in the fifth year of operations. Highlights of the technical report include:

  average annual copper production of 291 kt in the first ten years and life-of-mine annual production of 209 kt;
  initial mine life of 35 years;
  pre-stripping and construction activities expected to take approximately 3.5 years;
  Proven and Probable Mineral Reserves total 1,990 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,429 kt of copper and 5,532 koz gold; and
  Measured and Indicated Mineral Resources total 2,078 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,716 kt of copper and 5,715 koz gold.

First Quantum also stated that next steps at Taca Taca include approval of the main permit required for development of the project, the Environmental and Social Impact Assessment ("ESIA").  First Quantum continues to work with the Province of Salta on the ESIA and approval is expected in the first half of 2026 after public consultation has been completed. First Quantum will also continue to work towards an application to the RIGI regime ahead of the application deadline of July 2027, the RIGI regime is an incentive regime for large investments created by the Argentine government.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Fosterville

On February 12, 2026, Agnico Eagle Mines Ltd. ("Agnico") reported that Fosterville produced 32 koz of gold in the fourth quarter of 2025. During 2025, a total of 74,369 meters of exploration drilling was completed across the Harrier, Cygnet, Swan, and Cardinal structures at Fosterville. In 2026, Agnico plans to complete 49,300 meters of drilling targeting extensions to mineralization at Lower Phoenix and Robbins Hill.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package which are not currently in production.

Castle Mountain

On January 14, 2026, Equinox reported that the Castle Mountain expansion is progressing through the federal government's FAST-41 permitting program, with a Record of Decision expected in December 2026. Equinox plans to advance detailed engineering and environmental studies in 2026, with an investment decision expected in the first half of 2027, subject to a positive Record of Decision and receipt of state and county permits.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

Copper World

On January 12, 2026, Hudbay announced the closing of a strategic investment from Mitsubishi Corporation for a 30% joint venture ownership interest in Copper World LLC, the entity that holds the Copper World project, for $420 million paid at closing. Hudbay intends to use the proceeds to fund the remaining definitive feasibility study costs and initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months and will contribute its pro-rata share of future equity capital contributions to build the Copper World mine. Hudbay also stated that feasibility study activities for Copper World are advancing, with the definitive feasibility study expected to be completed in mid-2026, in preparation for a Copper World sanction decision expected in 2026.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

15-Mile

On January 21, 2026, St Barbara Limited ("St Barbara") announced the results of the 15-Mile Processing Hub Prefeasibility Study, which outlined strong economics and an average production of 103 Koz of gold per year over an 11-year mine life. The study proposes a central mill and tailings facility at 15-Mile, with ore sourced exclusively from 15-Mile until Year 3 of operations, followed by the addition of Cochrane Hill ore in Year 3 and Beaver Dam ore in Year 4.

St Barbara noted that environmental baseline monitoring across the 15-Mile Processing Hub continues to advance, supporting permitting and development. In parallel, stakeholder engagement has progressed, with work underway on the Environmental and Impact Assessment through 2027 alongside the feasibility study. Based on an indicative project development timeline, commissioning and production could potentially be as early as 2030.

Metalla holds a 1.0% NSR royalty on the 15-Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Dumont

On February 25, 2026, Dumont Nickel LP ("Dumont Nickel") announced its plans for the Dumont project in 2026, including: finalizing a financing package with governments, private investors, and industrial partners; concluding offtake agreements for concentrate; launching detailed engineering in the third quarter of 2026; and starting construction in 2027. Dumont Nickel also stated that the Dumont project remains the only North American project recognized by the European Economic Commission, and one of the most advanced in the world in the development-ready category.

Metalla holds a 2.0% NSR royalty on Dumont, subject to a buyback of 1.0% for C$1.0 million.

Joaquin

On March 17, 2026, Unico Silver Ltd. ("Unico") announced a JORC(2012) Mineral Resource Estimate for Joaquin which detailed Indicated and Inferred Resources at Joaquin of 45.3 Mt grading 85 g/t silver and 0.36% gold for 123 Moz of silver and 522 koz of gold. The updated Mineral Resource Estimate was underpinned by 27,723 m of drilling completed since April 2025. Unico also stated that the maiden pre-feasibility study is on track from Q3 2026, with key technical programs underway including metallurgy, pit optimization, geotechnical studies, flowsheet design and environmental baseline work.

Metalla holds a 2.0% NSR royalty on Joaquin.

Tower Mountain

On January 26, 2026, Thunder Gold Corp. ("Thunder Gold") announced the results of the inaugural Mineral Resource estimate at the Tower Mountain project near Thunder Bay, Ontario, including an Indicated Mineral Resource of 34.5 Mt averaging 0.46 g/t gold for a total of 514 koz gold and an Inferred Mineral Resource of 211.1 Mt averaging 0.45 g/t gold for a total of 3.05 Moz gold. Thunder Gold also announced plans to deliver the Preliminary Economic Assessment in 2027.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, an independent consultant, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a qualified person ("QP") as defined in NI 43-101.

ABOUT METALLA

Metalla is a precious and base metals royalty and streaming company with a focus on gold, silver, and copper royalties and streams. Metalla provides shareholders with leveraged metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold, silver, and copper companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) Adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the year ended December 31, 2025, were:

Year ended
Attributable GEOs during the period from:	December 31, 2025
Tocantinzinho	1,293
Wharf	825
Aranzazu	678
Endeavor	272
La Guitarra	131
La Encantada	122
NLGM	98
Other	17
Total attributable GEOs	3,436

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for the year ended December 31, 2025, was:

Year ended
December 31, 2025
Cost of sales for NLGM	$34
Total cash cost of sales	34
Total attributable GEOs	3,436
Average cash cost per attributable GEO	$10

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for the year ended December 31, 2025, was:

Year ended
December 31, 2025
Royalty revenue (excluding fixed royalty payments)	$11,575
Revenue from NLGM	339
Sales from stream and royalty interests	11,914
Total attributable GEOs sold	3,436
Average realized price per attributable GEO	$3,467

Operating cash margin per attributable GEO	$3,457

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for the year ended December 31, 2025, was:

Year ended
December 31, 2025
Net Loss	$(4,241)
Adjusted for:
Interest expense	1,613
Finance charges	237
Income tax provision	669
Loss on extinguishment of convertible loan facility	738
Depletion	2,240
Foreign exchange loss	476
Share-based payments	2,924
Adjusted EBITDA	$4,656

Refer to the Company's management discussion and analysis for the year ended December 31, 2025, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Future-Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams, and other projects, which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the paragraphs below. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Technical and Third-Party Information

Metalla has limited, if any, information on or access to the properties on which Metalla(or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their QPs to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the SEC applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company’s royalty purchase transactions; the Company’s plans and objectives; the Company’s future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; management’s statements regarding the start and increase of production at properties on which Metalla holds royalties and streams, and the timing thereof; the future availability of funds, including drawdowns pursuant to the RCF; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the statements of management regarding the step-change in cash flow and long-term shareholder value; the 2026 exploration budget for Tocantinzinho and its focus; the expected 2026 and 2027 production guidance at Tocantinzinho; the expected 2026 production guidance at Wharf; the installation of a new crushing system at Wharf and the timing thereof; the planned exploration budget at Wharf for 2026; the mine life extensions at Wharf; the planned shipments of ores to a smelter for Endeavor, and the related realization of value; the two-stage exploration program at La Guitarra; the potential increase nameplate processing capacity at La Guitarra and the timing thereof; the testing of a new exploration target at La Encantada, La Esquina; the inclusion of the results of the Gosselin exploration program into an updated mineral reserve and resource estimate and the timing thereof; the completion of an updated NI 43-101 Technical Report for Côté gold mine including Gosselin and the timing thereof; the expected 2026 production guidance at Côté gold mine; the continued ramp-up and planned expansion at Côté gold mine; the release of an updated Mineral Resource Estimate and a preliminary economic assessment for Gurupi and the timing thereof; the exploration budget for Gurupi in 2026 and its focus; the de-risking of Gurupi and the transition to development thereof; the filing of an environmental and social impact assessment for Gurupi and the timing thereof; the completion of Sierra Madre’s acquisition of Del Toro from First Majestic; the advancement of exploration at Del Toro; the preparation of an updated mineral resource report for Del Toro; the commencement of the mine restart process and production at Del Toro and the timing thereof; the various works at La Parrilla related to the restart of operations and the timing thereof; the restart of operations at La Parrilla and the timing thereof; the mine life and processing capacity at Taca Taca; the pre-stripping and construction activities at Taca Taca and the timing thereof; the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province, and the expected timing for approval thereof; the submission of an application for the RIGI regime for Taca Taca and the timing thereof;  the planned drilling at Fosterville in 2026 and the targets thereof; the receipt of approval of expansion at Castle Mountain under the FAST-41 program; the engineering and environmental studies at Castle Mountain and the timing thereof; the investment decision for Castle Mountain and the timing thereof; the use of proceeds from the Mitsubishi investment at Copper World; the expected additional contributions by Mitsubishi into Copper World and the timing thereof; the completion of a definitive feasibility study for Copper World and the timing thereof; the sanction decision for Copper World and the timing thereof; the mine life and expected production at 15-Mile; the production plans suggested for 15-Mile in the prefeasibility study; the completion of environmental baseline monitoring at 15-Mile; the work related to the Environmental and Impact Assessment and the feasibility study for 15-Mile and timing thereof; the commencement of commissioning and production activities at 15-Mile and the timing thereof; the finalization of a financing package, the engineering work and the commencement of construction at Dumont and the timing thereof; the release of a pre-feasibility study for Joaquin and the timing thereof; the completion of a Preliminary Economic Assessment for Tower Mountain and the timing thereof; the amount and timing of the attributable GEOs expected by the Company in 2026, and the factors that will include the same; the expected cash flows from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada and La Guitarra royalties and streams; the receipt of initial cash flows in 2026 from Amalgamated Kirkland and La Parrilla;  ; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to NSRs, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine; risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel; risks related to Metalla's financial controls; dividend policy and future payment of dividends; competition among mineral royalty companies and other participants in the global mining industry; that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable; risks related to potential conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's credit facilities and financing agreements; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities; risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against; risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the RCF; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.